Exhibit 99.2

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

—	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC;

—	Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC; and

—

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts treasury shares from shareholders equity.

Barclays Bank PLC – 2012 Interim Results	1

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Net interest income	6,110	6,010	6,186
Net fee and commission income	4,249	4,203	4,419
Net trading income	1,584	3,841	3,897
Net investment income	216	1,720	660
Net premiums from insurance contracts	516	507	569
Net gain/(loss) on disposal of investment in BlackRock, Inc.	227	-	(58)
Gains on debt buy-backs and extinguishments	-	1,130	-
Other income/(expense)	61	(21)	60
Total income	12,963	17,390	15,733
Net claims and benefits incurred on insurance contracts	(363)	(344)	(397)
Total income net of insurance claims	12,600	17,046	15,336
Credit impairment charges and other provisions	(1,832)	(1,974)	(1,828)
Impairment of investment in BlackRock, Inc.	-	(1,800)	-
Net operating income	10,768	13,272	13,508

Staff costs	(5,469)	(5,297)	(6,110)
Administration and general expenses	(3,472)	(3,230)	(3,121)
Depreciation of property, plant and equipment	(337)	(322)	(351)
Amortisation of intangible assets	(211)	(222)	(197)
Operating expenses excluding goodwill impairment, UK bank levy and provisions for PPI and interest rate hedging products redress	(9,489)	(9,071)	(9,779)
Goodwill impairment	-	(550)	(47)
Provision for PPI redress	(300)	-	(1,000)
Provision for interest rate hedging products redress	(450)	-	-
UK bank levy	-	(325)	-
Operating expenses	(10,239)	(9,946)	(10,826)

Profits/(losses) on disposals of undertakings and share of results of associates and joint ventures	75	(5)	(29)
Profit before tax	604	3,321	2,653
Tax	(279)	(1,267)	(661)
Profit after tax	325	2,054	1,992

Attributable to:
Equity holders of the parent	149	1,843	1,773
Non-controlling interests	176	211	219
Profit after tax	325	2,054	1,992

Barclays Bank PLC – 2012 Interim Results	2

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income

(Unaudited)

Continuing Operations	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Profit after tax	325	2,054	1,992

Other Comprehensive Income that may be recycled to profit or loss:
Currency translation differences	(614)	(817)	(790)
Available for sale financial assets	(43)	897	315
Cash flow hedges	242	1,351	(88)
Other	49	(97)	23
Other comprehensive income for the period	(366)	1,334	(540)

Total comprehensive income for the period	(41)	3,388	1,452

Attributable to:
Equity holders of the parent	(173)	3,578	1,463
Non-controlling interests	132	(190)	(11)
Total comprehensive income for the period	(41)	3,388	1,452

Barclays Bank PLC – 2012 Interim Results	3

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet (Unaudited)

Assets	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
Cash and balances at central banks	126,062	106,894	86,916
Items in the course of collection from other banks	2,598	1,812	1,317
Trading portfolio assets	166,306	152,183	181,859
Financial assets designated at fair value	45,928	36,949	39,122
Derivative financial instruments	517,685	538,964	379,854
Loans and advances to banks	48,777	46,792	58,751
Loans and advances to customers	454,728	431,934	441,983
Reverse repurchase agreements and other similar secured lending	174,392	153,665	196,867
Available for sale financial investments	68,949	69,023	82,319
Current and deferred tax assets	3,244	3,384	3,007
Prepayments, accrued income and other assets	5,892	4,560	6,030
Investments in associates and joint ventures	489	427	576
Goodwill and intangible assets	7,861	7,846	8,541
Property, plant and equipment	5,909	7,166	6,196
Retirement benefit assets	2,478	1,803	126
Total assets	1,631,298	1,563,402	1,493,464

Liabilities
Deposits from banks	94,467	91,116	84,188
Items in the course of collection due to other banks	1,671	969	1,324
Customer accounts	408,632	366,045	373,384
Repurchase agreements and other similar secured borrowing	245,833	207,292	247,635
Trading portfolio liabilities	51,747	45,887	77,208
Financial liabilities designated at fair value	94,855	87,997	92,473
Derivative financial instruments	507,351	527,798	366,536
Debt securities in issue	124,968	129,736	144,871
Accruals, deferred income and other liabilities	12,326	12,580	12,952
Current and deferred tax liabilities	1,377	2,092	1,100
Subordinated liabilities	22,089	24,870	26,786
Provisions	1,851	1,529	2,074
Retirement benefit liabilities	490	321	412
Total liabilities	1,567,657	1,498,232	1,430,943

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests	60,684	62,078	59,167
Non-controlling interests	2,957	3,092	3,354
Total shareholders’ equity	63,641	65,170	62,521

Total liabilities and shareholders’ equity	1,631,298	1,563,402	1,493,464

Barclays Bank PLC – 2012 Interim Results	4

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.12	Called up Share Capital and Share Premium[1] £m	Other Reserves £m	Retained Earnings £m	Total £m	Non- controlling Interests[1] £m	Total Equity £m
Balance at 1 January 2012	14,494	3,308	44,276	62,078	3,092	65,170
Profit after tax	-	-	149	149	176	325
Currency translation movements	-	(543)	-	(543)	(71)	(614)
Available for sale investments	-	(62)	-	(62)	19	(43)
Cash flow hedges	-	234	-	234	8	242
Other	-	1	48	49	-	49
Total comprehensive income for the year	-	(370)	197	(173)	132	(41)
Equity settled share schemes	-	-	369	369	-	369
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(912)	(912)	-	(912)
Dividends paid	-	-	(462)	(462)	(143)	(605)
Dividends on preference shares and other shareholders equity	-	-	(221)	(221)	-	(221)
Other reserve movements	-	12	(7)	5	(124)	(119)
Balance at 30 June 2012	14,494	2,950	43,240	60,684	2,957	63,641

Half Year Ended 31.12.11
Balance at 1 July 2011	14,494	2,023	42,650	59,167	3,354	62,521
Profit after tax	-	-	1,843	1,843	211	2,054
Currency translation movements	-	(401)	-	(401)	(416)	(817)
Available for sale investments	-	895	-	895	2	897
Cash flow hedges	-	1,338	-	1,338	13	1,351
Other	-	4	(101)	(97)	-	(97)
Total comprehensive income for the year	-	1,836	1,742	3,578	(190)	3,388
Equity settled share schemes	-	-	477	477	-	477
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(76)	(76)	-	(76)
Dividends paid	-	-	(242)	(242)	(93)	(335)
Dividends on preference shares and other shareholders equity	-		(271)	(271)	-	(271)
Redemption of Reserve Capital Instruments	-	(528)	-	(528)	-	(528)
Other reserve movements	-	(23)	(4)	(27)	21	(6)
Balance at 31 December 2011	14,494	3,308	44,276	62,078	3,092	65,170

Half Year Ended 30.06.11
Balance at 1 January 2011	14,494	3,230	41,450	59,174	3,467	62,641
Profit after tax	-	-	1,773	1,773	219	1,992
Currency translation movements	-	(608)	-	(608)	(182)	(790)
Available for sale investments	-	323	-	323	(8)	315
Cash flow hedges	-	(48)	-	(48)	(40)	(88)
Other	-	14	9	23	-	23
Total comprehensive income for the year	-	(319)	1,782	1,463	(11)	1,452
Equity settled share schemes	-	-	361	361	-	361
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(423)	(423)	-	(423)
Dividends paid	-	-	(401)	(401)	(95)	(496)
Dividends on preference shares and other shareholders equity	-	-	(268)	(268)	-	(268)
Capital injection from Barclays PLC	-	-	-	-	-	-
Redemption of Reserve Capital Instruments	-	(887)	-	(887)	-	(887)
Other reserve movements	-	(1)	149	148	(7)	141
Balance at 30 June 2011	14,494	2,023	42,650	59,167	3,354	62,521

1	Details of share capital and non-controlling interests are shown on page 7. Included within other reserve movements of £124m, £91m relates to the disposal of the Iveco Finance business.

Barclays Bank PLC – 2012 Interim Results	5

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement (Unaudited)

Continuing Operations	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Profit before tax	604	3,321	2,653
Adjustment for non-cash items	6,754	4,733	2,547
Changes in operating assets and liabilities	23,668	(9,754)	27,054
Corporate income tax paid	(889)	(796)	(890)
Net cash from operating activities	30,137	(2,496)	31,364
Net cash from investing activities	(2,233)	13,553	(15,465)
Net cash from financing activities	(2,979)	(3,450)	(2,300)
Effect of exchange rates on cash and cash equivalents	(2,424)	(1,350)	(1,583)
Net increase in cash and cash equivalents	22,501	6,257	12,016
Cash and cash equivalents at beginning of the period	149,673	143,416	131,400
Cash and cash equivalents at end of the period	172,174	149,673	143,416

Barclays Bank PLC – 2012 Interim Results	6

Notes

1.        Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Absa Group Limited	154	204	197	2,842	2,861	3,110
Other non-controlling interests	22	7	22	115	231	244
Total	176	211	219	2,957	3,092	3,354

2. Dividends
Dividends paid during the period				Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Ordinary shares				462	242	401
Preference shares				221	251	216
Other equity instruments				-	20	52
Total				683	513	669

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.        Share Capital

Ordinary Shares

At 30 June 2012 and 31 December 2011 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.

Preference Shares

At 30 June 2012 and 31 December 2011 the issued preference share capital of Barclays Bank PLC comprised 1,000 Sterling Preference Shares of £1 each; 240,000 Euro Preference Shares of €100 each; 75,000 Sterling Preference Shares of £100 each; 100,000 US Dollar Preference Shares of US$ 100 each; and 237 million US Dollar Preference Shares of US$0.25 each.

Barclays Bank PLC – 2012 Interim Results	7